SCHEDULE 13D

Amendment No. 1
North American Mortgage Company
common stock
Cusip # 657037107
Filing Fee: No


Cusip # 657037107
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	196,000
Item 8:	None
Item 9:	196,000
Item 10:	None
Item 11:	1,949,200
Item 13:	13.00%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed.
See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of North American Mortgage Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3883 Airwave Drive, Santa Rosa, CA 95403-1699.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate
Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the Shares. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by four of the Fidelity Funds, five of the Accounts, and by Fidelity
International Limited, through its subsidiaries and affiliates.





	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this
Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 198,000 Shares for cash in the amount of approximately $4,686,057, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 2,000 Shares sold aggregated approximately $47,988. The attached Schedule B sets forth Shares purchased and/or sold since June 8, 1995.

	The Fidelity Funds, which own or owned Shares, purchased in the aggregate 1,584,500 Shares for cash in the amount of approximately $35,296,452, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 10,000 Shares sold aggregated approximately $246,159.

	The Accounts of FMTC, which own or owned Shares, purchased in the aggregate 478,100 Shares for cash in the amount of approximately $9,107,384, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 299,400 Shares sold aggregated approximately $7,244,707.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.




	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 1,949,200 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FIL beneficially owns, as investment adviser or the parent
of the investment adviser to the International Funds and accounts, 196,000 Shares, or approximately 1.31% of the outstanding Shares of the Company. FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 1,574,500 Shares, or approximately
10.50% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 178,700 Shares, or approximately
1.19% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 1,949,200 Shares, or approximately 13.00% of the outstanding Shares of the Company.

	(b)	The International Funds, the International Pension Accounts
and FIL, as investment adviser to the International Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 196,000 Shares held by the International Funds and the International Pension Accounts. FIL has the sole power to vote 196,000 shares and the sole power to dispose of 196,000 shares.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Neither FIL nor any of its affiliates nor, to the best knowledge of FIL, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.













Item 7.	Material to be Filed as Exhibits.

	Power of Attorney.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	June 19, 1995	By	/s/Arthur Loring
	Arthur Loring
	Attorney-in-Fact




SCHEDULE A


	POSITION WITH
	PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman of the Board	Chief
Executive
82 Devonshire Street		Officer-FMR Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive
25 Lovat Lane		Officer-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO-Fidelity
Oakhill House		International Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, V.P., & Secretary	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.


	Messrs. Johnson 3d, Byrnes, and Moreno are United
States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


North American Mortgage Company

Four International Accounts purchased Shares since June 8, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	06-12-95	2,100	24.32
	06-13-95	2,300	24.97
	06-14-95	28,600	25.12


SCHEDULE B


North American Mortgage Company

One International Account sold Shares since June 8, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

		06-19-95		2,000		24.04